March 16, 2020

Steven Coke
Interim Principal Financial and Accounting Officer
Papa John's International, Inc.
2002 Papa John's Blvd
Louisville, KY 40299-2367

       Re: Papa John's International, Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2019
           Filed February 26, 2020
           File No. 000-21660

Dear Mr. Coke:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.



Form 10-K for the Fiscal Year Ended December 29, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Items Impacting Comparability; Non-GAAP Measures, page 40

1. Please tell us the consideration you gave to Question 100.01 of the Non-GAAP Financial
      Measures Compliance and Disclosure Interpretations in adjusting your non-GAAP measures to remove marketing fund investments made by you.
2. Please tell us the consideration you gave to Question 100.04 of the Non-GAAP Financial
      Measures Compliance and Disclosure Interpretations in adjusting your non-GAAP measures to add revenues you did not receive due to royalty relief.
3. For your reconciliations of adjusted net income attributable to common shareholders and adjusted diluted earnings per share, please tell us the consideration you gave to Question
 Steven Coke
Papa John's International, Inc.
March 16, 2020
Page 2
         102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations,
         including presenting the income tax impact attributable to your non-GAAP adjustments as a separate adjustment and disclosing how it was computed.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 74

4. You indicate under Notes Receivable on pages 78 and 98 that you provided certain franchisees with royalty payment plans. You also have reclassified reserves for uncollectible accounts receivable to reserves for franchise notes receivable in Schedule II.
         Please tell us whether notes receivable issued and presented as cash outflows from investing activities include amounts that are effectively the transfer of accounts receivable to notes receivable whereby investing cash outflows are shortly followed by operating cash inflows to repay accounts receivable or other amounts due from the sales of goods or services, including but not limited to royalties. If so, please tell us the amount of the gross up in operating and investing cash flows for each period presented and explain why you believe these represent investing cash outflows. Also, tell us whether notes receivable repayments presented as cash inflows from investing activities relate to amounts due from the sales of goods or services. If so, please tell us the amount for each period presented.
         Please also disclose your accounting policy for determining when cash flows related to notes receivable are included in operating activities versus investing activities. Refer to
         ASC 230-10-45-16(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding our comments.



FirstName LastNameSteven Coke                                   Sincerely,
Comapany NamePapa John's International, Inc.
                                                                Division of
Corporation Finance
March 16, 2020 Page 2                                           Office of Trade
& Services
FirstName LastName